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                                                      P.O.Box 2600
                                                      Valley Forge,PA
                                                      19482-2600

                                                      610-669-6893
                                                      edward_delk@vanguard.com

June 5, 2008


Christian Sandoe, Esq.
U.S. Securities & Exchange Commission                   via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      VANGUARD HORIZON FUNDS, FILE NO. 33-56443 (THE "TRUST")


Dear Mr. Sandoe:

         The following responds to your comments of May 23, 2008 on the post-effective amendment of the registration statement of the Trust. You commented on Post-Effective Amendment No. 34, which was filed on April 11, 2008.

COMMENT 1: MORE ON THE FUND - MARKET EXPOSURE

         COMMENT: The investment style risk flag on page 7 states that the Fund is exposed to risks related to small- and mid-capitalization stocks. Does the Fund have a strategy to invest in small- and mid-cap stocks? If so, please disclose this strategy.

         RESPONSE: On page 10 under Security Selection in the paragraph above manager risk, we state "As a secondary investment strategy, the Fund will own companies with market values of less than $15 billion, which are considered small- to mid-cap by the Fund's investment advisors. However, the advisors will frequently select stocks with higher market values as well." Because investing in small- and mid-cap stocks is a secondary investment strategy, and is not the primary investment strategy, we do not plan to add small- and mid-cap stock disclosure to the primary investment strategy section. The investment style risk disclosure concerning small- and mid-capitalization stocks includes the parenthetical "(this risk applies only to the extent that the Fund's assets are invested in small- and mid-capitalization stocks)" in order to show that this risk is primary only to the extent that the Fund invests in such stocks.

Christian Sandoe, Esq.
June 6, 2008
Page 2



COMMENT 2: MORE ON THE FUND - FOREIGN STOCKS

         COMMENT: Although the country/regional and currency risk flags on page 10 state that "the Fund may invest a large portion of its assets in securities of companies located in any one country or region," the "Primary Investment Strategies" section does not describe this strategy. If the Fund has this strategy, please describe it. Also, please address whether the Fund is exposed to country-specific risk based on investing "a large portion of its assets in securities located in any one country."

         RESPONSE: The Fund does not have a principal investment strategy of investing a large portion of its assets in securities of companies located in any one country or region, although it may so invest from time to time. Because the Fund may invest a large portion of its assets in securities of companies located in any one country or region, we believe it is appropriate to address that fact as a distinct risk factor. If the Fund were to actually invest in that manner, we would at that time revise the risk disclosure to address any material country- or region-specific risks.

COMMENT 3: INVESTMENT ADVISORS - PTA THE FUND'S PORTFOLIO MANAGERS

         COMMENT: Please confirm Vanguard's definition of "co-manager" as used in this section.

         RESPONSE: Vanguard uses the term "co-manager" to describe relationships where portfolio managers are equals with respect to managing portfolio assets. Please note that our use of the term "co-manager" is in part a response to your request (with respect to an Vanguard International Growth Fund 485(a) filing a few months ago) that we consider using that term more broadly in situations involving a joint portfolio management arrangements involving equal decision-making authority for the same fund or sub-portfolio.

COMMENT 4: FINANCIAL HIGHLIGHTS - FINANCIAL HIGHLIGHTS TABLE

         COMMENT: Please explain supplementally why the Fund's "Turnover Rate" increased significantly from 2004 to 2007.

         RESPONSE: The Fund's turnover rate increased after adding an investment advisor (Acadian Asset Management LLC) in October 2004. The additional adviser uses a quantitative management style, which is a different style that of Marathon Asset Management LLP, the Fund' sole advisor prior to 2004, and tends to have a higher turnover rate.

COMMENT 5: STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT ADVISORY SERVICES - GLOBAL EQUITY FUND - BAILLIE GIFFORD OVERSEAS LTD. - DESCRIPTION OF COMPENSATION

         COMMENT: Text on Page B-37 of the SAI, under the heading "Description of Compensation," states that the portfolio manager's bonus is determined, in part, by "investment performance" as "measured against the relevant benchmark." Please clarify whether the manager's performance is based on a pre-tax or post-tax basis.

         RESPONSE: We will revise the disclosure to clarify that the manager's performance is calculated on a pre-tax basis, as follows:

Christian Sandoe, Esq.
June 6, 2008
Page 3

                  As employees of the firm, Mr. Adair and Mr. MacColl receive compensation with three key elements: (i) base salary, (ii) a company-wide all-staff bonus, and (iii) a performance-related bonus referred to as the Investment Departments' Incentive Bonus Scheme. The performance-related bonus is based 50% on individual performance and 50% on investment performance (determined on a pre-tax basis). The latter is calculated on a team basis and is measured over a one- and three-year period (with a weighting of 25%/75%). This performance is measured against the relevant benchmark.

TANDY REQUIREMENTS
AS REQUIRED BY THE SEC, EACH FUND ACKNOWLEDGES THAT:

o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-6893 with any questions or comments regarding the above responses and explanations.

                                                         Sincerely,


                                                         Edward C. Delk
                                                         Principal